UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 18, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MSCI, Inc.

File No. 1-33812 - CF#37220

MSCI, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 22, 2019.

Based on representations by MSCI, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.113	through March 18, 2030
Exhibit 10.157	through March 18, 2030
Exhibit 10.161	through March 18, 2030
Exhibit 10.169	through March 18, 2030
Exhibit 10.170	through March 18, 2030
Exhibit 10.172	through March 18, 2030
Exhibit 10.175	through March 18, 2030
Exhibit 10.176	through March 18, 2030
Exhibit 10.179	through March 18, 2030
Exhibit 10.180	through March 18, 2030
Exhibit 10.181	through March 18, 2030
Exhibit 10.182	through March 18, 2030
Exhibit 10.183	through March 18, 2030
Exhibit 10.184	through March 18, 2030

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary